GABELLI 787 FUND, INC.

EXHIBIT TO ITEM 77I

TERMS OF NEW OR AMENDED SECURITIES


Gabelli 787 Fund, Inc. has authorized for issuance an additional class of shares of common stock and classified such shares as Class AAA Shares.


                                Class A Shares
Front-End Sales Load?            No.
Contingent Deferred
Sales Charge?                    No.
Rule 12b-1 Fee                  0.25%
Convertible to
Another Class?                  No.
Fund Expense Levels             Lower annual expenses than
                                Class A, Class B or Class C
                                Shares.

Each share of Class AAA common stock has preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as other share classes of the Gabelli Funds, except as otherwise stated above.